August 30, 2012

VIA EDGAR SUBMISSION

Lyn Shenk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:         Spartan Motors, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 14, 2012
File No. 001-33582

Ladies and Gentlemen:

On behalf of Spartan Motors, Inc., this letter is being transmitted in response to the Staff's comment letter dated August 2, 2012 with respect to the above-referenced filing.  We have set forth below each question contained in the Staff's comment letter, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7:  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
1.
We note in the investor presentation (exhibit 99.1 of the Form 8-K filed March 19th) an emphasis on the company’s shift from dependence on defense/government customers to delivery and service customers.  We believe it would enhance an investor’s understanding of the future direction of the company if a summary outlining the history of this change and the steps management has and continues to take are highlighted in a summary in MD&A.  For example, a summary of the percentage of the business that was previously and is currently generated from government sources, and a discussion of management’s plans for expanding the service and delivery operations (the new alliance with Isuzu and the introduction of new products, etc.) should be considered.

We intend to include a summary outlining the percentage of business that was previously and is currently generated from government and non-government sources in the “Executive Overview” in our MD&A in future 10-K filings.  An example of this disclosure in our future filings would be:

The following table shows our sales by market for the years ended December 31, 2011, 2010 and 2009 as a percentage of total sales:

	2009	2010	2011
Emergency response chassis	36.5%	29.4%	25.0%
Emergency response bodies	11.3%	10.6%	11.2%
Defense and government	6.0%	4.8%	2.8%
Aftermarket parts and assemblies	34.3%	13.2%	5.7%
Total government	88.1%	58.0%	44.7%

Motor home chassis	8.7%	18.5%	15.5%
Delivery and service	3.2%	23.5%	38.9%
Other vehicles	0.0%	0.0%	0.9%
Total business/consumer	11.9%	42.0%	55.3%

Our diversification away from government dependent sales toward business and consumer dependent sales accelerated with our acquisition of Utilimaster in November of 2009 which allowed us to expand into the delivery and service vehicles market.  We continue to focus on diversifying our revenues by expanding our sales in the delivery and service market, pursuing new commercial opportunities through our alliance with Isuzu and pursuing strategic acquisitions that enable us to expand into existing or new markets as opportunities occur.

Note 1:  General and Summary of Accounting Policies, page 47
Revenue Recognition
2.
Please tell us what portion of your revenue was recognized from bill and hold transactions for 2011, 2010, and 2009 and the number of customers in which these arrangements relate.  Also tell us the lag time between the recognition of the revenue and shipment of the products.  Lastly, tell us whether the payment terms for these customers differs from normal credit terms, and if so, why.

On a quarterly basis (revenue recognized during the quarter on units not yet shipped at the end of the quarter), approximately 3.5%, 4.4% and 0.2% of our reported revenue was recognized from bill and hold transactions in 2011, 2010 and 2009, respectively.  These transactions involved a total of 28, 31, and 5 customers in 2011, 2010 and 2009, respectively.  The average lag time between the recognition of the revenue and shipment of the products was 46, 52 and 49 days in 2011, 2010 and 2009, respectively, with the majority of the shipments taking place in 33, 35 and 20 days or less in 2011, 2010 and 2009, respectively.  While our payment terms may vary between different customers, the payment terms for vehicles for which revenue is recognized under a bill and hold arrangement do not differ from the normal credit terms granted to that customer.

The majority of our bill and hold revenue recognized in 2011, 2010 and 2009 is from our Delivery and Service Vehicles segment, which was created with our acquisition of Utilimaster Corporation on November 30, 2009.  Accordingly, the proportion of our revenue that was recognized from bill and hold transactions in 2009 was smaller than in 2011 and 2010 as 2009 includes only one month of sales from Utilimaster Corporation.

We recognize revenue on a bill and hold basis only for certain customers who have requested that we hold the vehicles after final production is complete.  In the case of each such customer, an agreement is executed whereby the customer accepts the risk of loss for each vehicle that is invoiced under a bill and hold arrangement.  For each transaction for which revenue is recognized under a bill and hold arrangement, all final manufacturing inspections, vehicle licensing documentation and customer acceptance, where applicable, have been completed.

Note 4: Inventory, page 57

3.	Please tell us why the balance in work in process has increased 94% from 2010 to 2011.

Of the $9.0 million increase in our work in process inventory, $4.7 million was related to a production ramp up in December of 2011 in preparation for the introduction of the Reach delivery vehicle along with a higher delivery and service vehicle build schedule in the first quarter of 2012.  $1.8 million was related to production delays of delivery and service vehicles due to the unavailability of parts  needed for final assembly and $1.6 million was related to a shipping hold that was placed on certain of our delivery and service vehicles in late December, 2011 in order to affect updates needed to meet certain regulatory safety requirements.  $0.8 million was due to our acquisition of Classic Fire, LLC in on April 1, 2011.  The remaining $0.1 million was due to various small changes related to our Specialty Vehicles segment.

Note 13:  Commitments and Contingent Liabilities, page 69
Chassis Agreements

4.
Please provide more detail regarding the inventory agreement with GM that allows them to draw against your line of credit and tell us how you determined that it is appropriate to not reflect the related draws on your balance sheet.

Our Utilimaster subsidiary obtains chassis from General Motors Company (“GM”) for future use in building delivery vehicles under a “Special Vehicle Manufacturer Converters Agreement” between Utilimaster and GM and an “Inventory Loan and Security Agreement” between Utilimaster and our financial institution (the “Agreements”).  Under the Agreements Utilimaster receives chassis from GM which are stocked at Utilimaster’s location.   When the chassis are received by Utilimaster, GM is authorized to make a draw against our line of credit for the sale amount of the chassis.  When an authorized GM dealer submits an order to Utilimaster, Utilimaster will notify GM, and GM will issue a Manufacturer’s Statement or Certificate of Origin (“MSO”) for the vehicle to the dealer, whereupon the chassis becomes the property of the GM dealer.  Upon issuance of the MSO, GM will repay its draw against our line of credit and charge the dealer for the sale amount of the chassis.  Utilimaster is prohibited from modifying any of the chassis in its possession until an MSO is issued to a GM dealer for that chassis, except for a very limited GM demonstrator program.  Under the Agreements, the MSO for the vehicles is never delivered to Utilimaster, and Utilimaster is prohibited from selling the chassis or issuing any security interest or lien on the chassis.

We relied upon FASB Statement of Financial Accounting Concepts No. 6 “Elements of Financial Statements, a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2)” (“CON 6”).  Paragraph 35 of CON 6 defines liabilities as “probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events”.  Paragraph 36 further states that a liability has three essential characteristics: (a)  it embodies a present duty or responsibility to one or more other entities that entails settlement by probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event or demand, (b) the duty or responsibility obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice, and (c) the transaction or other event obligating the entity has already happened.  Paragraph 194 states “…liabilities that are not payable on demand normally have specified or determinable maturity dates or specified events whose occurrence requires that they must be settled, and absence of a specified maturity date or event may cast doubt that a liability exists.

Under the Agreements, GM is authorized to make draws (up to an aggregate limit of $5 million) against our line of credit for the chassis shipped to Utilimaster.  When an order from a dealer commences production, GM will repay our line of credit and charge the dealer for the chassis.  While GM may, on rare occasions, fail to repay our line of credit for an individual chassis (for example, if a chassis is used to construct a demonstration unit that is to be owned by Utilimaster), it is highly unlikely that we will ever be required to repay the amount drawn against our line of credit for any given chassis.  Following the definition of a liability under CON 6 paragraph 35, the draw against our line of credit does not constitute a probable future sacrifice of economic benefit on the part of Utilimaster, since it is not probable that Utilimaster will pay back the amount that is drawn against our line of credit for the chassis.  In this instance, probable is used with its usual general meaning, rather than in a specific accounting or technical sense, and refers to that which can reasonably be expected or believed on the basis of available evidence or logic but is neither certain nor proved (see CON 6 paragraph 35, footnote 21).    Similarly, Utilimaster’s responsibility under the agreements does not meet the requirement under paragraph 36 (a) that the draw against our credit line embody a present duty that entails settlement by probable future transfer of assets, or paragraph 36 (b) that the duty obligates Utilimaster, leaving it little or no discretion to avoid the future sacrifice.  In addition, the statements in paragraph 194 cast doubt that a liability exists for us to repay the draw against our credit line since there is no maturity date or specified event that would likely require us to repay the amount drawn against our credit line.  Accordingly we do not record the draws against our line of credit under the Agreements as liabilities on our balance sheet.

Similarly, since the chassis received under the Agreements never become the property of Utilimaster, they are not included on our balance sheet as assets.  CON 6 paragraph 25 states that assets are “Probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events”.  Paragraph 26 further states that an asset has three essential characteristics:  (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others’ access to it, and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.  Paragraph 183 addresses the issue of control by a particular entity and states “…To have an asset, an entity must control future economic benefit to the extent that it can benefit from the asset and generally can deny or regulate access to that benefit by others, for example, by permitting access only at a price.”

Under the Agreements, Utilimaster will not gain any future economic benefit from the chassis (other than the convenience and customer service benefits of having the chassis on site) as they are not permitted to sell, issue any security interest or modify the chassis in any way until an order is received by an authorized GM dealer for the chassis.  The chassis provides no economic benefit to Utilimaster until the time that an order is received, and, by the terms of the Agreements, the chassis becomes the property of the GM dealer at the time an order is received.  Furthermore, addressing the requirement of paragraph 26 (c) and paragraph 183, Utilimaster cannot control the chassis and restrict others access to them or their future economic benefits.  In fact, it is Utilimaster that is restricted from receiving economic benefit from the chassis.  Accordingly, we have determined that the chassis received under the Agreements do not meet the definition of assets under CON6, and we do not record them as assets on our balance sheet.

Spartan Motors further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (517) 997-3844 with any questions or further comments regarding these matters.

Sincerely,

/s/ Joseph M. Nowicki

Joseph M. Nowicki
Chief Financial Officer
Spartan Motors, Inc.